IMS SECURITIES, INC.

Audit of Financial Statements

December 31, 2016







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Road, Suite 500
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Gammon, CFO — (713) 266-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Gammon _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc. _____ , as of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



LYSSA RAYE HOWETH
Notary Public, State of Texas
Comm. Expires 04-08-2018
Notary ID 12823335-7

Lyssa Raye Howeth
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Director and Shareholder
IMS Securities, Inc.

We have audited the accompanying statement of financial condition of IMS Securities, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of IMS Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of IMS Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 27, 2017

IMS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets		
Cash and Cash Equivalents	$	165,052
Investments in Securities, at Fair Value		41,762
Commissions Receivable		217,955
Accounts Receivable - Brokers		54,538
Total Assets	$	479,307
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	316,589
Commitments and Contingencies		-
Total Liabilities		316,589
Stockholder's Equity		
Common Stock, $.01 Par Value, 1,000,000 Shares		
Authorized, 100,000 Shares Issued and Outstanding		1,000
Additional Paid-in Capital		24,000
Retained Earnings		137,718
Total Stockholder's Equity		162,718
Total Liabilities and Stockholder's Equity	$	479,307

The accompanying notes are an integral part of these financial statements.

IMS Securities, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenues	
Commission Income	$ 7,943,367
Fee Income	975,543
Fees and Expenses Charged to Brokers	499,771
Interest Income	755
Total Revenues	9,419,436
Expenses	
Broker Commissions	$ 7,357,716
Employee Compensation and Benefits	1,101,528
Occupancy Expenses	314,563
Insurance	224,209
Licenses, Dues and Fees	196,430
Legal and Proffesional Fees	62,777
Other Expenses	154,613
Total Expenses	9,411,836
Net Income Before Income Taxes	7,600
Provision for Income Taxes	(168)
Net Income	$ 7,432

IMS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 1,000	$ 24,000	$ 130,286	$ 155,286
Net Income	-	-	7,432	7,432
Balance, December 31, 2016	$ 1,000	$ 24,000	$ 137,718	$ 162,718

The accompanying notes are an integral part of these financial statements.

IMS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2016

Liabilities subordinated to claims of general creditors:

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Income	$	7,432
Adjustment to reconcile net loss to net cash provided by operating activities:		
Change in Investment values		(271)
Change in assets and liabilities:		
Increase in receivables		(5,230)
Increase in payables		44,448
Net Cash Provided by Operating Activities		46,379
Net Increase in Cash and Cash Equivalents		46,379
Cash and Cash Equivalents - Beginning of Year		118,673
Cash and Cash Equivalents - End of Year	$	165,052

The accompanying notes are an integral part of these financial statements.

7

IMS SECURITIES, INC.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Business of the Company

IMS Securities, Inc. (the Company) was incorporated under the provisions of the laws of the State of Texas on October 4, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer in all 50 states. The Company's customers are principally located in Texas.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investments in Securities

Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition

Securities transactions and related commission revenues and expenses in regular-way trades are recorded on the trade date, as if they had settled. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Receivables

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

Income Taxes

Deferred tax assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

IMS SECURITIES, INC.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. These ASUs are effective for years beginning after December 15, 2017, and will be adopted using either a full or modified retrospective approach. The Company is currently assessing the potential effects of these changes to its financial statements.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight cash flow classification issues with the objective of reducing

IMS SECURITIES, INC.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

differences in practice. This ASU is effective for annual periods beginning after December 15, 2018, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a prospective application is permitted. The Company is evaluating the impact of this ASU on its financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740), which simplifies the presentation of deferred tax assets and liabilities on the balance sheet. Previous GAAP required an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts on the balance sheet. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. This ASU is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating the potential impact this standard will have on the financial statements and related disclosures.

Note 2.   Cash Flows

There were no investing and financing activities during the year ended December 31, 2016.

Income taxes totaling $168 were paid during the year ended December 31, 2016. Interest paid during the year totaled $4,893.

Note 3.   Investments in Securities

At December 31, 2016, the Company owned investment securities as follows:

United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 30,671
Net REIT	2,520
NDDA	8,571
Total	$ 41,762

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined

IMS SECURITIES, INC.

Notes to Financial Statements

Note 3.   Investments in Securities (Continued)

through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2016.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2016, is as follows:

	Level 1	Level 2	Level 3
United Mortgage Trust	$ -	$ -	$30,671
Net REIT	-	-	2,520
NDDA	-	-	8,571
	-	-	41,762

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

	Equity Investments
Balance, January 1, 2016	$ 41,491
Net Realized and Unrealized Gains	271
Net Purchases, Issuances, and Settlements	-
Return of Capital	-
Net Transfer in (out) of Level 3	-
Balance, December 31, 2016	$ 41,762

IMS SECURITIES, INC.

Notes to Financial Statements

Note 3.   Investments in Securities (Continued)

The unobservable inputs used to value the Company's level 3 investments at fair value as of December 31, 2016 are as follows:

Assets (at fair value)	Fair Value	Valuation Technique	Unobservable Input(s)	Discount Range (Avg Discount)
Equity Investments	$ 41,762	Amortized Cost	N/A	N/A

Note 4.   Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

Note 5.   Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2016, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

IMS SECURITIES, INC.

Notes to Financial Statements

Note 5.   Commitments and Contingencies (Continued)

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6.   Income Taxes

Significant components of the provision for income taxes for the year ended December 31, 2016, are as follows:

Current income tax expense –		
Federal	$	168
Deferred income tax expense		-
Total income tax expense	$	168

Note 7.   Related Party Transactions

The Company has entered into an expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its operations. These costs include payroll and related costs totaling $1,101,528, office rent totaling $177,303, and equipment leases totaling $11,023.

An affiliate of the Company provides office space on a month-to-month basis.

The Company is reimbursed for office space used by certain of its brokers. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

Total rent expense for 2016, net of amounts reimbursed to the Company by brokers totaling $86,964, was $177,303.

Note 8.   Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $31,498, which was $10,392 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 10 to 1.

IMS SECURITIES, INC.

Notes to Financial Statements

Note 9.   Insurance Financing

The Company has entered into an agreement to finance its annual insurance policy. The remaining amount due of $92,452 is included in accounts payable as of December 31, 2016. Final payment on the financing is due by May 15, 2017.

Note 10.   Evaluation of Subsequent Events

FASB ASC Topic 855, Subsequent Events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 21, 2016, the date these financial statements which is the date that the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

14

IMS SEURITIES, INC.
Supplementary Information
December 31, 2016

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Members' Equity	$	162,718
Deductions and/or Charges		
Nonallowable assets:		
Accounts receivable, unsecured		(88,977)
Non-Marketable Investments		(41,762)
Net Capital Before Haircuts on Securities Positions		31,979
Haircuts on Securities:		
Undue concentration		(481)
Net Capital	$	31,498
Aggregate Indebtedness	$	316,589
Computation of Basic Net Capital Requirement		
Net Capital Required	$	21,106
Excess of Net Capital	$	10,392
Excess Net Capital less 10% of Aggregate Indebtedness	$	(161)
Ratio: Aggregate Indebtedness to Net Capital		10 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	31,498
Net Capital Per Above	$	31,498

IMS SECURITIES, INC.
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating To Possession or Control
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



THE IMS COMPANIES

Securities Offered Through
IMS *Securities, Inc.*
(Member, FINRA/SIPC)

Advisory Services Offered Through
IMS *Financial Advisors, Inc.*

Business Consulting Offered Through
Information Management Services, Inc.
(IMS, *Inc.)*

Insurance Services Offered Through
IMS *Insurance Agency, Inc.*

IMS Securities Exemption Report

IMS Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: 2ii

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

IMS Securities, Inc.

I, _____ Chris Gammon _____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Chief Financial Officer
January 26, 2017

West8 Tower 10205 Westheimer, Suite 500 * Houston, TX 77042 * Phone (713) 266-2993 * FAX (713) 266-2997



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Director and Shareholder
IMS Securities, Inc.

We have reviewed management's statements, included in the accompanying IMS Securities, Inc. Exemption Report, in which (a) IMS Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which IMS Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) IMS Securities, Inc. stated that IMS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IMS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 27, 2017

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

IMS SECURITIES, INC.

SIPC 7 Report

December 31, 2016

Contents



LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Director and Shareholder
IMS Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating IMS Securities, Inc.'s (the Company) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2744********************MIXED AADC 220
46722 FINRA DEC
IMS SECURITIES INC
10205 WESTHEIMER RD STE 500
HOUSTON TX 77042-3139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,436.79

B. Less payment made with SIPC-6 filed (exclude interest) (2,570.99)

7/27/16
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) 3,865.80

E. Interest computed on late payment (see instruction E) for____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,865.80

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ____ day of __________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

3

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12. Part IIA Line 9. Code 4030) $ 9,419,437.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   6,575,422

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   229,102

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   40,198

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   6,844,722

2d. SIPC Net Operating Revenues $ 2,574,715

2e. General Assessment @ .0025 $ 6,436.79

(to page 1, line 2.A.) 4

IMS Securities, Inc.

10797

Securities Investor

Check Number: 10797
Check Date: Dec 31, 2016

Check Amount: $3,865.80

Item to be Paid - Description	Discount Taken	Amount Paid
SIPC		3,865.80

10797

IMS *Securities, Inc.*
West8 Tower
10205 Westheimer Rd Ste 500
Houston, Texas 77042
(713) 266-2993

TEXAS CAPITAL BANK®
Houston, Texas

32-1797/1110

EZShield™ Check Fraud Protection for Business

Memo:

Dec 31, 2016 — DATE

3,865.80 — AMOUNT

Three Thousand Eight Hundred Sixty-Five and 80/100 Dollars

PAY TO THE ORDER OF
Securities Investor
Protection Corporation
P.O. Box 92185
Washington, DC 20090

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈00010797⑈ ⑆111017979⑆ 3111017608⑈

IMS Securities, Inc.

10797

Securities Investor

Check Number: 10797
Check Date: Dec 31, 2016

Check Amount: $3,865.80

Item to be Paid - Description	Discount Taken	Amount Paid
SIPC		3,865.80